UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)  OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-04129

A.  Full title of the plan and the address of the plan, if different from that of issuer named below:

ZALE CORPORATION

SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

Zale Corporation

901 W. Walnut Hill Lane

Irving, Texas  75038-1003

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN

Financial Statements and Supplemental Schedules

December 31, 2007 and December 31, 2006

(With Reports of Independent Registered Public Accounting Firms Thereon)

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm — Ernst & Young LLP	1

Report of Independent Registered Public Accounting Firm — KPMG LLP	2

Statements of Net Assets Available for Plan Benefits December 31, 2007 and December 31, 2006	3

Statements of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2007 and the Transition Period from August 1, 2006 to December 31, 2006	4

Notes to Financial Statements	5

Supplemental Schedules*

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2007	12

Schedule H, Line 4a — Schedule of Delinquent Participant Contributions Year Ended December 31, 2007	13

Signature	14

Index to Exhibit	15

*                 All other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Zale Corporation Savings and Investment Administrative Committee

Zale Corporation Savings and Investment Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Zale Corporation Savings and Investment Plan (the Plan) as of December 31, 2007, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2007, and the changes in its net assets available for plan benefits for year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2007, and delinquent participant contributions for the year ended December 31, 2007, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Ernst & Young LLP

June 26, 2008

Report of Independent Registered Public Accounting Firm

The Plan Committee

Zale Corporation Savings and Investment Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Zale Corporation Savings and Investment Plan (the Plan) as of December 31, 2006, and the related statement of changes in net assets available for plan benefits for the transition period from August 1, 2006 to December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Zale Corporation Savings and Investment Plan as of December 31, 2006, and the changes in net assets available for plan benefits for the transition period from August 1, 2006 to December 31, 2006 in conformity with U.S. generally accepted accounting principles.

/s/KPMG LLP

Dallas, Texas

June 26, 2007

ZALE CORPORATION

SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2007 and 2006

	2007	2006
Assets:
Investments, at fair value:
Mutual funds	$104,192,816	$100,689,302
Zale Corporation common stock	7,402,377	14,810,990
Common/collective trust	2,614,769	1,825,823
Participants’ loans	4,153,837	4,339,253
Total investments	118,363,799	121,665,368

Receivables:
Employer’s contributions	2,087,579	889,041
Employees’ contributions	382,660	503,214
Total receivables	2,470,239	1,392,255
Total assets	120,834,038	123,057,623

Liabilities:
Excess contributions payable	160,787	130,929
Net assets available for plan benefits at fair value	120,673,251	122,926,694

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts held in a
collective trust	28,416	18,352
Net assets available for plan benefits	$120,701,667	$122,945,046

See accompanying notes to financial statements.

ZALE CORPORATION

SAVINGS AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Year Ended December 31, 2007 and Transition Period from August 1, 2006 to December 31, 2006

	2007	2006
Increases in net assets:
Investment income:
Net appreciation mutual funds	$2,227,390	$4,962,821
Net (depreciation) appreciation in Zale Corporation common stock	(5,860,620)	1,403,974
Total net (depreciation) appreciation	(3,633,230)	6,366,795

Interest and dividends	7,002,710	4,005,079
Total investment income	3,369,480	10,371,874

Contributions:
Employer	2,087,579	953,179
Participants	8,966,268	3,626,761
Rollovers	343,204	129,870
Total contributions	11,397,051	4,709,810

Total increase in net assets	14,766,531	15,081,684

Decreases in net assets:
Payments to participants and beneficiaries	16,849,123	5,305,252
Refund of excess contributions	160,787	130,929
Total decrease in net assets	17,009,910	5,436,181

Net (decrease) increase in net assets available for plan benefits	(2,243,379)	9,645,503

Net assets available for plan benefits, beginning of period	122,945,046	113,299,543
Net assets available for plan benefits, end of period	$120,701,667	$122,945,046

See accompanying notes to financial statements.

Zale Corporation

Savings and Investment Plan

Notes to Financial Statements

December 31, 2007 and 2006

(1)                     Change in Plan Year

Effective August 1, 2006, Zale Corporation changed the Zale Corporation Savings and Investment Plan (the Plan) year end from July 31 to December 31.  Accordingly, the accompanying financial statements consist of the statements of net assets available for plan benefits as of December 31, 2007 and 2006 and the related statements of changes in net assets available for plan benefits for the year ended December 31, 2007 and the transition period from August 1, 2006 to December 31, 2006.

(2)                     Description of Plan

The Plan is a defined contribution retirement plan. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)                      General

Employees are eligible to participate in the Plan on the first day of the month that coincides with or next follows the date on which the employee has both (i) completed one year of service and (ii) attained age 21. One year of service is defined by the Plan as a 12-month period commencing on the date of employment or any subsequent Plan year during which the employee has completed 1,000 or more hours of service with Zale Corporation or any of its related affiliates (the Company or Employer).  Employees covered under a collective bargaining agreement, which does not provide for participation in the Plan, and certain nonresident aliens are excluded from participation.  Effective December 31, 2007, eligible employees will not include any employee on the Company’s payroll in Puerto Rico. Effective January 1, 2008, these employees will be eligible for the Zale Corporation Puerto Rico Employee Savings and Investment Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)                      Employee Contributions

Participants are permitted to make pre-tax contributions, from 1% to 60%, (or 30% if the participant is a highly-compensated employee as defined by the Internal Revenue Code (Code)), of their annual compensation to their respective Employee 401(k) Contribution Account.  The Plan has implemented an automatic enrollment feature under which employees newly eligible are automatically enrolled in the Plan at a pre-tax contribution level of 2% of the employee’s compensation unless the employee elects otherwise.  All participants are subject to Internal Revenue Service (IRS) limitations on these contributions. The maximum amount a participant could contribute under this limitation is $15,500 for the year ended December 31, 2007.  Employees who are or will be at least 50 years of age by the end of a calendar year are eligible to make additional pre-tax contributions called catch-up contributions to the Plan at any time during such calendar year. The maximum amount of catch-up contributions a participant can contribute is $5,000 for the year ended December 31, 2007.  Catch-up contributions are credited to the Catch-Up Contribution Account.  In addition, participants may also elect to make rollover contributions to the Plan which are credited to the Rollover Account.

Zale Corporation

Savings and Investment Plan

Notes to Financial Statements

December 31, 2007 and 2006

(c)                       Employer Contributions

The Plan provides that the Company will make matching contributions (Employer 401(k) Matching Contributions) to each eligible participant who makes pre-tax contributions to the Plan.  No Employer 401(k) Matching Contributions are made with respect to catch-up contributions.

To be eligible for an Employer 401(k) Matching Contribution, the Plan requires each participant who makes pre-tax contributions to the Plan during the Plan year to be employed on the last day of the Plan year in order to receive an allocation of matching contributions, unless the participant has died, retired on or after the normal retirement date (i.e., the later of age 65 or the 5th anniversary of the date the participant commenced participation in the Plan), or become disabled (as defined in the Plan) during the Plan year. Further, the amount of Employer 401(k) Matching Contribution made with respect to each such participant is 50% of the first 4% of annual compensation contributed to the Plan by the participant as a pre-tax contribution. The Plan authorizes the Company to make Employer 401(k) Matching Contributions in cash or in shares of Zale Corporation Common Stock, par value $0.01 per share (Company Common Stock).  For the year ended December 31, 2007 and for the transition period ended December 31, 2006, Employer 401(k) Matching Contributions were made in cash. Employer 401(k) Matching Contributions are allocated after the end of the Plan year.

(d)                      Investment Options

Upon enrollment in the Plan, participants may direct contributions in whole percentage increments to any one or more of 23 mutual funds, a collective trust, and Company Common Stock, however, no more than 25% of the participant’s contributions and investment elections may be directed to Company Common Stock.

In general, participants may change their contribution investment directions daily, except for when the Company has closed the trading window for Company Common Stock, participants who are subject to section 16b of the Securities Exchange Act of 1934 may not direct contributions into or out of Company Common Stock.  Once the trading window has been opened, such participants are free to make such directions.  Likewise, participants may reallocate the investment of their Plan accounts on a daily basis among any of the Plan investment options, subject to the foregoing preclusion during trading window closures and the 25% limit on investment elections in Company Common Stock.  Earnings or losses of the Plan are allocated to the participants based on their relative account balances in the respective Plan investment options.

Zale Corporation

Savings and Investment Plan

Notes to Financial Statements

December 31, 2007 and 2006

(e)    Loan Provisions

The Plan allows eligible participants to borrow from their accounts (but not any of their account balances invested in Company Common Stock) a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their account balance. The $50,000 limit is reduced by the participant’s highest loan balance in the last 12 months.  Loan terms range from one to five years or up to 20 years for the purchase of a primary residence. The loans are secured by up to 50% of the participant’s vested accounts and bear interest at the prime lending rate as published by the Wall Street Journal at the time of the loan, plus 1%, unless the rate is deemed not to be “reasonable” within the meaning of Section 408 of ERISA, in which case a reasonable rate of interest will apply.  The interest rate will be fixed for the term of the loan.  Principal and interest are paid ratably through biweekly payroll deductions or through electronic funds transfer.  In addition, participants may continue to remit loan payments manually following their termination of employment.

(f)                         Vesting

Participants are automatically fully vested in their pre-tax contributions, catch-up contributions, rollover contributions, and Employer 401(k) Matching Contributions plus actual earnings thereon.

(g)                      Distributions and Withdrawals

A participant will be entitled to a complete distribution of his Plan accounts upon the participant’s retirement, disability (as defined in the Plan) or termination of employment for any reason in the form of a single, lump-sum distribution or a direct rollover to an Individual Retirement Account (IRA) or another employer’s qualified retirement plan (collectively an Eligible Retirement Plan). Amounts invested in Company Common Stock, may, at the election of the participant, be distributed in whole shares of Company Common Stock, with fractional shares in cash. In the event of the participant’s death, the participant’s accounts will be distributed to the participant’s beneficiary. In any case, if the participant’s vested account balance is less than $1,000, it will be automatically distributed in the form of a single lump sum payment as soon as practicable following the distribution event, unless the participant elects to roll it over to an Eligible Retirement Plan. If the participant’s vested account is at least $1,000, the participant may leave the balance in the Plan until the participant’s normal retirement date. Participants may also make withdrawals during employment upon the attainment of age 59 1/2 or the occurrence of a hardship, subject to terms of the Plan. In-service withdrawals may also be made from the participant’s Rollover Account or prior After-Tax Contribution Account at any time.

Zale Corporation

Savings and Investment Plan

Notes to Financial Statements

December 31, 2007 and 2006

(h)                      Tax Status

The Plan has received a determination letter from the IRS dated August 4, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan was amended and restated.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

(i)                         Plan Administration

The Plan is administered by the Zale Corporation Savings and Investment Plan Committee (the Committee), which is appointed by the Company’s Board of Directors (the Board) or Chief Executive Officer. The Company retains the services of Fidelity Management Trust Company (Fidelity) as the trustee and Fidelity Investments Institutional Operations Company, Inc. as the recordkeeper of the Plan.  The Committee engaged the third-party advisory investment firm of RBC Dain Rauscher.

(3)                     Amendment or Termination of the Plan

The Company’s Board has the right to amend or terminate the Plan or to reduce or stop contributions either temporarily or permanently at its sole discretion subject to the provisions of ERISA. In addition, the Chief Executive Officer has the authority to amend the Plan to comply with changes in the law or to implement changes recommended by the Committee that do not have a significant impact on Plan costs.  If the Board exercised its right to stop contributions permanently or to terminate the Plan, the entire amount in each participant’s account would continue to be 100% vested and distributed under the direction of the Committee. The Board has no intention at this time to terminate the Plan.

(4)                     Summary of Significant Accounting Policies

(a)                      Basis of Accounting

The Plan uses the accrual method of accounting.

(b)                     Investment Valuation and Income Recognition

Investments in Company Common Stock are valued at fair market value based on quoted market prices. Investments in mutual funds are valued at fair value using published market prices, which represent the net asset value of shares held by the plan at year-end.  Participant loans are valued at their outstanding balances, which approximate fair value.

Zale Corporation

Savings and Investment Plan

Notes to Financial Statements

December 31, 2007 and 2006

As described in Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measure attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a collective trust, the Fidelity Managed Income Portfolio (the MIP Fund).  As required by the FSP, the statements of net assets available for benefits present the fair value of the investment in the MIP Fund as well as the adjustment from fair value to contract value.  The fair value of the Plan’s interest in the MIP Fund is based on information reported by Fidelity, the issuer of the collective trust at year-end, based upon the underlying fair values of securities held.  The contract value of the MIP Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade date basis.  Dividends are recorded on the ex-dividend date.

(c)                       Administration Expenses

Although not required, on occasion the Company paid administrative expenses directly from its general assets.

(d)                      Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(e)                      Risks and Uncertainties

The Plan invests in certain investments that are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term, and such changes could materially affect participants’ accounts and the amounts reported in the statements of net assets available for plan benefits.

(f)      Payment of Benefits

Payments to participants and beneficiaries are recorded when paid.

Zale Corporation

Savings and Investment Plan

Notes to Financial Statements

December 31, 2007 and 2006

(g)      New Account Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurement.  This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements.  FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements.

(5)                     Investments

The following investments are greater than 5% of the Plan’s ending net assets as of December 31, 2007 and 2006:

Investments	2007	2006

Zale Corporation Common Stock	$7,402,377	$14,810,990
Fidelity Freedom Fund 2010	10,741,023	12,318,140
Fidelity Freedom Fund 2015	12,912,343	12,628,539
Fidelity Freedom Fund 2020	18,181,359	17,678,273
Fidelity Freedom Fund 2025	16,913,029	16,865,663
Fidelity Freedom Fund 2030	11,942,738	11,326,585
Fidelity Freedom Fund 2035	6,584,407	6,156,383

(6)                     Related-Party Transactions

During the year ended December 31, 2007 and the transition period ended December 31, 2006, the Plan engaged in related-party transactions with Fidelity in its roles as trustee and asset custodian of the Plan since certain investments are managed by them.  Additionally, a portion of the Plan’s assets are invested in the Company’s Common Stock.  Because the Company is the Plan’s sponsor, transactions involving the Company’s Common Stock qualifies as related-party transactions.   Such transactions are considered to be exempt party-in-interest transactions.

(7)                     Prohibited Transactions

A non-exempt prohibited transaction occurred between the Plan and the Company in the form of a late deposit of $11,144 in participant 401(k) contributions.  The $11,144 deposit and lost interest income of approximately $619 were contributed to the Plan in January 2007.

Zale Corporation

Savings and Investment Plan

Notes to Financial Statements

December 31, 2007 and 2006

(8)                     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits and the net decrease in net assets per the financial statements to the Form 5500:

December 31,
2007

Net assets available for plan benefits per the financial statements	$120,701,667
Adjustment from fair value to contract value for fully benefit-
responsive investment contracts held in a collective trust	(28,416)
Net assets available for plan benefits per the Form 5500	$120,673,251

Year Ended
December 31,
2007
Net decrease in net assets per the finanical statements	$2,243,379
Adjustment from fair value to contract value for fully benefit-
responsive investment contracts held in a collective trust	28,416
Net decrease in net assets per the Form 5500	$2,271,795

The accompanying financial statements present a collective trust that invests in fully benefit-responsive contracts at contract value.  The Form 5500 requires a collective trust that invests in fully benefit-responsive investment contracts to be reported at fair value.  As a result, the adjustment from fair value to contract value for a collective trust that invests in fully benefit-responsive investment contracts represents a reconciling item.  The Form 5500 for the transition period from August 1, 2006 to December 31, 2006 reflected these contracts at contract value and will not be amended.

ZALE CORPORATION

SAVINGS AND INVESTMENT PLAN

EIN:  75-2080834

Plan No:  002

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b)		(c)	(e)
	Identity of Issue	Shares	Description of Investment	Current Value

	Mutual Funds
	American Beacon Large Cap Value Fund - Institiutional Fund	59,800	Domestic Equity Mutual Fund	$1,403,501
	ABN AMRO Mid Cap Fund - Class N	28,886	Domestic Equity Mutual Fund	818,342
	American Funds Growth Fund of America - Class R4	53,727	Domestic Equity Mutual Fund	1,813,840
	Brandywine Blue Fund	50,838	Growth Mutual Fund	1,794,088
	Columbia Acorn Fund - Class Z	56,947	Growth and Value Investing Fund	1,686,207
	Lazard Emerging Markets Portfolio - Institutional Class	176,742	Emerging Markets Fund	4,220,587
	Morgan Stanley Institutional Fund, Inc. International Equity A	62,450	International/Global Equity	1,181,552
	Pnx I Sm Cap Val I	11,578	Small Cap Fund	360,178
	Spartan US Equity Index Fund - Investor Class	5,431	Index Mutual Fund	281,856
	Vanguard REIT Index Fund	41,546	Growth and Income Mutual Fund	849,619

*	Fidelity Freedom Income	88,098	Asset Allocation Mutual Fund	1,008,728
*	Fidelity Freedom 2000	100,081	Asset Allocation Mutual Fund	1,237,999
*	Fidelity Freedom 2005	326,720	Asset Allocation Mutual Fund	3,852,027
*	Fidelity Freedom 2010	724,765	Asset Allocation Mutual Fund	10,741,023
*	Fidelity Freedom 2015	1,035,473	Asset Allocation Mutual Fund	12,912,343
*	Fidelity Freedom 2020	1,149,991	Asset Allocation Mutual Fund	18,181,359
*	Fidelity Freedom 2025	1,283,234	Asset Allocation Mutual Fund	16,913,029
*	Fidelity Freedom 2030	722,926	Asset Allocation Mutual Fund	11,942,738
*	Fidelity Freedom 2035	481,316	Asset Allocation Mutual Fund	6,584,407
*	Fidelity Freedom 2040	502,080	Asset Allocation Mutual Fund	4,885,243
*	Fidelity Freedom 2045	9,584	Asset Allocation Mutual Fund	108,777
*	Fidelity Freedom 2050	20,441	Asset Allocation Mutual Fund	233,645
	PIMCO Total Return Fund - Institutional Class	110,545	Bond Mutual Fund	1,181,728

	Common Stock
*	Zale Corporation Common Stock	460,920	Company Stock	7,402,377

	Collective Trust
*	Fidelity Managed Income Portfolio	2,643,185	Stable Value Fund	2,614,769
*	Participant Loans		Participant’s Loans, interest rates ranging from 6.00% to 11.5% and maturity dates ranging from January 2008 to April 2020	4,153,837

	Total			$118,363,799

*	Column (a) indicates each identified person/entity known to be a party in interest.

Note: Information on cost of the investments is excluded as all investments are participant directed.

ZALE CORPORATION

SAVINGS AND INVESTMENT PLAN

EIN:  75-2080834

Plan No:  002

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

Year ended December 31, 2007

Participant Contributions Transferred Late to Plan	Total that Constitutes Nonexempt Prohibited Transaction

$11,144	$11,144

It was noted that there were unintentional delays by the Company in submitting participant contributions in the amount of $11,144 from May 2006.  The $11,144 and the lost interest of $619 were funded in January 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Zale Corporation Savings and Investment Plan
(Registrant)

Date	June 26, 2008	/s/ Cynthia T. Gordon
Cynthia T. Gordon
Senior Vice President, Controller (principal accounting officer of the registrant)

INDEX TO EXHIBIT

Exhibit

Number	Description

23.1	Consent of Independent Registered Public Accounting Firm — Ernst & Young LLP

23.2	Consent of Independent Registered Public Accounting Firm — KPMG LLP